EQUIPMENT PURCHASE AND SALE AGREEMENT

THIS EQUIPMENT PURCHASE AND SALE AGREEMENT (this "Agreement") is entered into this 5th day of September, 2017, by and between **VIVAKOR, INC.,** a Nevada corporation (hereinafter "Vivakor", "Buyer" or "VIVK"), and **QUANTUMSPHERE INC,** a Nevada corporation (hereinafter "Seller").

RECITALS:

WHEREAS, Seller owns certain patents and equipment described more fully on Exhibit A hereto;

WHEREAS, Buyer desires to purchase such equipment and Seller has agreed to sell the Patents and Equipment in exchange for Preferred Series C stock and Warrants to purchase shares of common stock of Vivakor, Inc.

NOW, THEREFORE, in consideration of the mutual agreements and covenants contained therein and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, it is mutually agreed and covenanted by and between the parties to this Agreement, under seal, as follows:

Section 1. Sale of Equipment and Intellectual Property. Seller hereby sells to Buyer and Buyer hereby purchases from Seller the equipment described on **Exhibit A** attached hereto and incorporated herein (hereinafter the "Equipment") and the intellectual Property listed on **Exhibit A** hereto (the "Intellectual Property"). The Equipment shall be sold "as-is, where-is" without any representation or warranty of any nature or kind, except as specifically set forth in this Agreement. Seller shall execute and deliver the Bill of Sale attached as **Exhibit B** hereto.

Section 2. Purchase Price. Buyer shall pay to Seller for the Patents and Equipment and for all obligations specified herein, as full and complete consideration therefore, shall be shares of Preferred Series C Shares of Vivakor having a Fair Market Value equal to Five Million Dollars ($5,000,000) as follows:

(a) The Series C Preferred Stock will convert into common stock on a 1-for-1 basis. The Series C Preferred Stock will convert equally to Common at a 1 to 1 ratio, over a 4-year period, at twenty five percent per year, or will automatically vest upon such time that the orders from Casale or others exceed $3 million worth of annual orders. QSI will receive $2.5 million in Preferred Series C upon execution of this Agreement and the remaining $2.5 in Preferred Series C will be determined by orders as follows:

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(1) $2.5 million should a purchases order of a minimum of $450k be received for nano iron from an ammonia plant within six (6) months of the date that this agreement is signed;

(2) $1.5 million should a purchase order be of a minimum of $450k received for nano iron from an ammonia plant within six (6) months and one (1) day to one (1) year of the date that this agreement is signed;

(3) $0.5 million should a purchase order of a minimum of $450k be received for nano iron from an ammonia plant within one (1) year and one (1) day to two (2) years of the date that this agreement is signed;

(b) Series C Preferred Stock shall be convertible into shares of Vivakor common stock on a one-for-one basis, subject to any stock splits, combinations or recapitalizations that occur after the Closing Date. All shares of common stock issued upon conversion of the Series C Preferred Stock shall be subject to a lock-up agreement pursuant to which during the four year period after the date of conversion, the holder may sell only a number of shares of common stock equal to ten percent (10%) of the 10-day average volume of Vivakor common stock as reported on its trading market during any 90-day period.

(c) For purposes of this Agreement, "Fair Market Value" shall mean the average closing price of one share of Vivakor common stock during the 10 days immediately preceding the measurement date.

(d) Buyer shall allocate the purchase price for the Equipment and Intellectual Property as it deems appropriate, in compliance with generally accepted accounting principles.

Section 3. Royalty. The Seller shall be entitled to receive a royalty payable within 90 days after the end of each calendar year from the prior year's activities with respect to all Casale or other definitive purchase orders (the "Royalty"). The Royalty shall continue for a ten (10) year period and shall equal to five percent (5%) of gross revenues from the FeNIX orders (excluding shipping, insurance and similar items).

Section 4. Warrants. Vivakor will grant Seller warrants to purchase 11,000,000 shares of Vivakor Restricted Common Stock, which shall be subject to a lock-up agreement pursuant to which during the two year period after the date of conversion, the holder may sell only a number of shares of common stock equal to twenty percent (20%) of the 10-day average volume of Vivakor common stock as reported on its trading market during any 90-day period, at $0.50 cents per share as of the closing date of the transactions contemplated by this Agreement (the "Closing Date"). The warrants shall have an expiration date of two years from Closing Date, may not be transferred or assigned without the prior written consent of Buyer, which consent will not be unreasonably withheld. If warrants are exercised within 90 days of the closing of

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this transaction, the warrant price shall be $0.35 per share and all other restrictions herein still apply.

Section 5. All Intellectual Property Included. The Series C Preferred Stock delivered to Seller shall also be payment in full for all intellectual property rights of Seller relating to, or arising from, the design, development and construction of the Equipment, including but not limited to all patents, trademarks, trade secrets, copyrights, moral rights and any other similar intellectual property rights necessary for to make, use, or commercially exploit the Equipment.

Section 6. Closing Date; Deliveries.

a. The Closing Date shall occur within 5 days after the execution and delivery of this Agreement, provided that each of Seller's deliveries below are completed. The Closing shall occur at the offices of Buyer at 2 Park Plaza, Suite 1200, Irvine, California 92614.

b. At the Closing, Seller shall deliver the following:

i) The Equipment;

ii) The executed Bill of Sale;

iii) A subscription agreement and investor questionnaire in the form provided by Buyer; and

iv) An assignment of the Joint Development Agreement with Casale, and a written consent to the assignment by Casale if required;

v) Assignments of all patents, notarized and ready to file with the U.S. Patent and Trademark Office;

vi) A consent to the sale of the Equipment from Novus Capital; and

vii) Such other closing documents and agreements as may be required.

c. At the Closing, Buyer shall make the following deliveries:

i) A stock certificate representing the number of shares of Series C Preferred Stock to be paid; and

ii) Such other closing documents and agreements as may be required.

Section 7. Transfer of Title. Transfer of the title and ownership of the Patents and Equipment shall occur on and as of the Closing Date.

Section 8. Representations and Warranties of Seller.

a. Authorization, Execution, Enforceability and No Conflicts. Seller has all requisite power and authority (corporate or otherwise) to execute and deliver this Agreement and the Bill of Sale attached as Exhibit B and all other documents to which it is a party and any and all instruments necessary or appropriate in order to effectuate fully

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the terms and conditions of each such document and to perform and consummate the sale of the Equipment. Each document to which Seller is a party, and the performance of its obligations hereunder and thereunder, have been duly and validly authorized by all requisite action on the part of Seller, and each document to which Seller is a party has been duly and validly executed and delivered by Seller, and constitutes, or upon its execution and delivery will constitute, a valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms and conditions, except as enforceability thereof may be limited by any applicable bankruptcy, reorganization, insolvency or other Laws affecting creditors' rights generally or by general principles of equity.

b. Title to Equipment and Rights. Seller has valid and marketable title to the Equipment free and clear of all liens or encumbrances, except for the Novus Capital liens that will be transferred with the title. Buyer has been made aware by Seller of the Novus' interest, and it is represented by Seller that Novus has agreed to transfer liens to a new entity, which may hold the Equipment and patents, which will be created by VIVK. Any investment by VIVK in the entity for maintaining and commercializing the technology shall be considered Pari Passu with Novus Lien. The Novus agreement is attached hereto as Exhibit C. The Equipment is in good operating condition, normal wear and tear excepted. No third party has any right, title or interest in or to the Equipment or the intellectual property related thereto outside of Novus.

c. No Infringement. The design, construction and use of the Equipment by Seller as previously used, as currently used and as currently proposed to be used, has not infringed and does not and will not infringe any other person's copyrights, trade secret rights, right of privacy, right in personal data, moral right, patent, trademark, service mark, trade name, firm name, logo, trade dress, mask work or other intellectual property right, or give rise to any claim of unfair competition under any applicable laws. No claims (i) challenging the validity, enforceability, effectiveness or ownership by Seller of any of the Equipment or (ii) to the effect that the use, reproduction, modification, manufacture, distribution, licensing, sublicensing, sale, or any other exercise of rights in the Equipment by Seller or by any licensee of Seller infringes or will infringe on any intellectual property or other proprietary or personal right of any person have been asserted against Seller or, to Seller's knowledge, are threatened by any person nor, to Seller's knowledge, does there exist any valid basis for such a claim. There are no legal or governmental proceedings, including interference, re-examination, reissue, opposition, nullity, or cancellation proceedings pending that relate to the Equipment, and to the knowledge of Seller no such proceedings are threatened or contemplated by any governmental agency of any other person. To Seller's knowledge, there is no unauthorized use, infringement, or misappropriation of any intellectual property relating to the Equipment by any third party or present or former employee.

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Section 9. Representations and Warranties of Buyer.

a. Authorization, Execution, Enforceability and No Conflicts. Buyer has all requisite power and authority (corporate or otherwise) to execute and deliver this Agreement and each document to which it is a party and any and all instruments necessary or appropriate in order to effectuate fully the terms and conditions of each such document and to perform and consummate its obligations under each such document. Each document to which Buyer is a party, and the performance of its obligations under such document, have been duly authorized by all requisite action on the part of Buyer, and each such document to which Buyer is a party has been duly and validly executed and delivered by Buyer and constitutes, or upon its execution and delivery will constitute, a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms and conditions, except as enforceability thereof may be limited by any applicable bankruptcy, reorganization, insolvency or other laws affecting creditors' rights generally or by general principles of equity.

Section 10. Maintenance and Operation. Buyer shall be solely responsible to operate and maintain the Equipment. Buyer shall arrange for and maintain all necessary utilities, fuel lines and storage tanks, water and electricity required to operate the Equipment. Buyer shall be solely responsible to obtain and comply with all permits and licenses required by the laws of the State in which the equipment resides and any local or municipal laws, rules, regulations and ordinances applicable to the installation and operation of the Equipment.

Section 11. Default by Seller. Upon the occurrence of any of the following events, and except as is otherwise provided for in this Agreement, Seller shall be deemed to be in default under this Agreement if:

i) Seller fails or defaults in the performance of any material obligation or covenant under this Agreement and does not correct or substantially cure such failure, default, or breach within thirty (30) days from and after Seller's receipt of written notice from Buyer of such default or breach; or

ii) Any material representation or warranty made by Seller hereunder is breached and remains uncured from and after thirty (30) days following Seller's receipt of written notice from Buyer of such breach.

If any event of default occurs and is not cured within any applicable period specified above, Buyer, at its sole option, may employ any remedy then available to it, whether at law or in equity, including, but not limited to, the following:

i) Proceed by appropriate court action to enforce performance by

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Seller of the applicable covenants and obligations of this Agreement and to recover damages for the breach thereof; or

ii) Terminate this Agreement as to all or any part as Buyer in its sole discretion may determine; or

iii) Pursue any other rights or remedies available to Buyer under the laws of Nevada.

Section 13. Default by Buyer. Default by Buyer in payment (except in the case of a bona fide dispute) or performance of any material duty or obligation under this Agreement, shall, at the sole option of Seller, if the default is not cured within thirty (30) days from and after Buyer's receipt of written notice from Seller of the default, constitute a default of this Agreement. In such an event, Seller, at its sole option, may employ any remedy then available to it, whether at law or in equity, including, but not limited, to the following:

i) Withhold performance or further performance hereunder until all such defaults have been cured, provided, however, that Seller shall continue to perform hereunder in the event of a bona fide payment dispute, which has been communicated to Seller;

ii) Proceed by appropriate court action to enforce performance by Seller of the applicable covenants and obligations of this Agreement and to recover damages for the breach thereof, or pursuant to the indemnification provisions of Section 14; or

iii) Pursue any other rights and remedies available to Seller under the laws of the State of Nevada.

Section 14. Indemnification. Seller shall indemnify Buyer, its officers, directors, employees, and agents harmless from any loss, lawsuit, liability, damage, cost and expense (including reasonable attorneys' fees) which may arise out of or result from (i) claims by third persons against Buyer party due to the purchase of Patents' and Equipment ; or (ii) the acts or omissions of Seller, its agents or employees in connection with this Agreement; or (iii) any breach or default in the performance of the obligations of Seller hereunder; or (iv) the operation of Seller's business prior to the Closing Date.

Section 15. General.

a. <u>Confidentiality</u>. The parties shall hold in strictest confidence any information and material which is related to either Buyer's or Seller's business or is

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designated by either Buyer or Seller as proprietary and confidential, herein or otherwise. It is understood that this confidentiality clause does not include information which: (i) is now or hereafter in the public domain through no fault of the party being provided the confidential information; (ii) prior to disclosure hereunder, is property within the rightful possession of the party being provided the confidential information; (iii) subsequent to disclosure hereunder, is lawfully received from a third party with no restriction on further disclosure; or (iv) is obligated to be produced under order of a court of competent jurisdiction, unless made the subject of a confidentiality agreement or protective order in connection with such proceeding, which the parties in all cases will attempt to obtain. Buyer and Seller hereby covenant that each shall not disclose such information to any third party without prior written authorization of the other. Seller further covenants not to disclose or otherwise make known to any party nor to issue or release for publication any articles or advertising or publicity matter relating to this Agreement in which the name of Buyer or any of its affiliates is mentioned or used, directly or indirectly, unless prior written consent is granted by Buyer.

b. Access to Books and Records. Seller and Buyer agree that until the payment in full of the Purchase Price, Buyer shall, upon written request, make available to Seller such books, documents and records as may be necessary to verify the payment of the Purchase Price pursuant to Section 3(b). Buyer agrees to maintain accurate records of all materials processed by the Equipment in order to calculate the payments required under Section 3(b).

c. Notices. All notices and other communications pertaining to this Agreement shall be in writing and shall be deemed duly to have been given if personally delivered to the other party or if sent by means of electronic communication. All notices or communications between Buyer and Seller pertaining to this Agreement shall be addressed as follows:

If to Buyer: Vivakor Inc
2 Park Plaza Suite 1200
Irvine CA 92614

If to Seller: QuantumSphere Inc.
2905 Tech Center Drive
Santa Ana CA 92705

d. Waiver. Any waiver by either party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such

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provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall neither be considered a waiver nor deprive that party of any right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing and signed by the party to be charged therewith.

e. Modifications. No revision or modification of this Agreement shall be effective unless in writing and executed by authorized representative of both parties.

f. Assignment. The prior written approval of Seller shall be required to allow a delegation or assignment of duty to perform any obligation owed to Seller by Buyer, its agents, employees, contractors or affiliates.

g. Severability. If any portion of this Agreement is held invalid, such invalidity shall not affect the validity of the remaining portions of the Agreement, and the parties will substitute for any such invalid portion hereof a provision which best approximates the effect and intent of the invalid provision.

h. Construction and Jurisdiction. This Agreement shall be governed by the laws of the State of Nevada (excepting any conflict of laws or provisions which would serve to defeat application of Nevada substantive law). Each of the parties to this Agreement hereby irrevocably and unconditionally: (i) consents to submit to the exclusive jurisdiction of the courts of the State of Nevada, Clark County for any proceeding arising in connection with this Agreement and each such party agrees not to commence any such proceeding except in such courts, and (ii) waives any objection to the laying of venue of any such proceeding in such courts. EACH PARTY, KNOWINGLY AND AFTER CONSULTATION WITH COUNSEL, FOR ITSELF, ITS SUCCESSSORS AND ASSIGNS, WAIVES ALL RIGHT TO TRIAL BY JURY OF ANY CLAIM ARISING WITH RESPECT TO THIS AGREEMENT OR ANY MATTER RELATED IN ANY WAY THERETO.

i. Headings. The paragraph titles of this Agreement are for conveniences only and shall not define or limit any of the provisions hereof.

j. Entire Agreement. This Agreement, the documents referenced herein and all Exhibits hereto (**Exhibits A and B**) are intended as the complete and exclusive statement of the agreement between Buyer and Seller with respect to the subject matter hereof, and supersede all prior agreements and negotiations related thereto.

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k. Binding Effect. The provisions hereof shall be binding upon and shall inure to the benefit of Buyer and Seller, their respective successors, and permitted assigns.

l. Counterparts. Provided that all parties hereto execute a copy of this Agreement, this Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Executed copies of this Agreement may be delivered by facsimile transmission or other comparable means. This Agreement shall be deemed fully executed and entered into on the date of execution by the last signatory required hereby.

IN WITNESS WHEREOF, Buyer and Seller have signed this agreement as of the day and year first written above, and the person executing this agreement on behalf of each party represents and warrants that this agreement has been authorized by all necessary parties, is validly executed by an authorized officer or agent, and is binding upon and enforceable against Seller in accordance with its terms.

VIVAKOR, INC.:

By: ______________________

Name: Matt Nicosia

Title: CEO

QUANTUMSPHERE, INC.:

By: ______________________

Name: Kevin Maloney

Title: CEO and Chairman

EXHIBIT A

Description of Patents and Equipment

(i) US Patent Numbers : 7282167 and 9272920

a. (i.e., patents, patents pending, trade secrets, goodwill and know-how) of QSI related to the manufacture and production of nano-particles for use in conjunction with ammonia, methanol, hydrogen, light olefins and other chemical applications which may be improved through the use of FeNIX and other nano-particles;

b. Other intellectual property rights (i.e., patents, patents pending, trade secrets, goodwill and know-how) related to Ammonia synthesis, FeNIX coating, other thermo-catalysis applications, and sales;

c. This does not include eight remaining issued patents held by QuantumSphere, ie., any fuel cell or battery IP, catalysts for membrane electrode assembly formulations, metal air cathode formulations and manufacturing equipment, or related electro-chemical trade secrets.

(ii) QSI manufacturing equipment (reactors) related to nanomaterials production, passivation equipment, ammonia bench-test and ammonia lab analysis equipment, nanomaterials inventory (Fe), computer equipment and related property of QSI related to nanomaterials and ammonia processes; and

(iii) The Joint Development Agreement by and between Casale, S.A. and QSI dated May 2015, and the Commercialization Partnership Agreement by and between Casale, S.A. and QSI dated March 2016.

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EXHIBIT B

Form of Bill of Sale

BILL OF SALE

THIS BILL OF SALE (this "Agreement"), dated as of September 5, 2017, is made and delivered pursuant to, and subject to the terms of, that certain Equipment Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and between Vivakor, Inc., a Nevada corporation ("Buyer"), and Quantumsphere Inc., a Nevada corporation ("Seller"). Capitalized terms used herein and not otherwise defined shall have the meaning given to such terms in the Purchase Agreement.

NOW, THEREFORE, subject to the terms and conditions of the Purchase Agreement and for the consideration set forth therein, Seller and Buyer each hereby agree as follows:

1. BILL OF SALE

Seller does hereby sell, convey, transfer, assign and deliver to Buyer all of its right, title and interest, respectively, in and to the Equipment, free and clear of all liens and encumbrances, as more fully described in the Purchase Agreement, to have and to hold, unto Buyer, its successors and assigns forever.

The sale, transfer, conveyance, assignment and delivery of the Purchased Assets made hereunder are made in accordance with and subject to the representations, warranties, covenants and provisions contained in the Purchase Agreement.

2. FURTHER INSTRUMENTS

Each of Seller and Buyer agree that they will, from time to time, execute and deliver such other documents and take such additional actions as reasonably required to transfer fully the Equipment and the related intellectual property to Buyer and to complete the transactions contemplated hereby. This Bill of Sale may be executed in one or more counterparts and all such counterparts taken together shall constitute one and the same agreement.

3. NO CONFLICT

To the extent that any provision of this Bill of Sale is inconsistent or conflicts with the Purchase Agreement, the provisions of the Purchase Agreement shall control. Nothing contained in this Bill of Sale is intended to impose any obligations or liabilities on Seller or Buyer beyond those obligations and liabilities expressly imposed on Seller or Buyer in the Purchase Agreement. Nothing contained in this Bill of Sale is intended to limit any of the rights or remedies available to Seller or Buyer under the Purchase Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

VIVAKOR, INC.

By: ______________________

Name: Matt Nicosia

Title: CEO

QUANTUMSPHERE INC

By: ______________________

Name: Kevin D. Maloney

Title: CEO